FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the months of February and March, 2003

DATA FORTRESS SYSTEMS GROUP LTD.

(Translation of registrant's name into English)

Suite LM – 1281 West Georgia Street, Vancouver, BC CANADA V6E 3J5

(Address of principal executive offices)

Attachments:

1.   News Release dated February 3, 2003

2.   News Release dated February 6, 2003

3.   News Release dated February 7, 2003

4.   News Release dated March 11, 2003

5.   News Release dated March 24, 2003

6.   News Release dated March 26, 2003

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

DATA FORTRESS SYSTEMS GROUP LTD.

(Registrant)

Date: March 31, 2003

By:

“Michael Chong”

 Michael Chong

Its:

President & CEO

(Title)

Data Fortress Systems Group Ltd.

Suite LM, 1281 West Georgia Street

Vancouver, BC V6E 3J5

NEWS RELEASE

02/03/2003

Symbols: TSX Venture – DFG

OTC BB – DFGRF

Extreme Networks features Data Fortress success story

Mr. Rick Thomas, President & CEO is pleased to report that Data Fortress Systems Group Ltd. (‘DFG’) has been featured as a success story by Extreme Networks (NASDAQ: EXTR) on their corporate website. Extreme switches are utilized in both the DFG Vancouver Internet Data Center, Vancouver metro network, and Simon Fraser University network with high-speed Internet delivery to over 1,100 residential students. Working with Extreme’s cutting edge technology is allowing Data Fortress to offer greater speed, reliability and flexibility while at the same time maintaining competitive margins and increasing profitability.

As a Metro Area Service provider DFG’s network requires switches capable of providing very high availability levels coupled with a scalable architecture. Extreme Network’s switching solution not only offers very high availability and scalability, it is unmatched in a value proposition for Metro Area Networks. The Extreme solution offers DFG the ability to deliver a carrier class broadband network solution, ability to bill and manage secure IP services for its network users, while at the same time, allowing Data Fortress to remain fiscally responsible.

To view the case study please visit: http://www.extremenetworks.com/libraries/casestudies/DataFortress.asp

About The Data Fortress Systems Group Ltd.

The Data Fortress Systems Group is a related mix of three subsidiary companies, Pacific Ram Distribution Ltd., Data Fortress Technologies Ltd. and Connect West Networks Ltd., collectively (‘The Data Fortress Systems Group’). The companies in this group have been in business for over 11 years and collectively provide wholesale manufacturing of equipment ranging from PCs to high-end Servers, data center equipment, high-speed networking, data warehousing, data security, metropolitan area networks, Internet connectivity, data storage services, co-location and managed services. It owns a redundant 3.2-kilometer fibre optic ring in downtown Vancouver, connecting the Data Fortress data center directly to the Internet backbone. The individual companies complement each other by facilitating the acquisition of technology equipment at wholesale prices, providing access to a broader customer base, and creating an environment for the seamless sharing of employee resources. Through out its networks the Data Fortress Group uses Extreme switching gear from Extreme Networks (NASDAQ: EXTR) and is the largest supplier of Extreme hardware in Western Canada.

Rick Thomas, President & CEO

This news release may contain forward-looking statements that involve risks and uncertainties, including the impact of competitive products and pricing and general economic conditions as they affect the Company’s clients. Actual results and developments may therefore differ materially from those described in this release. No regulatory authority has reviewed nor accepted any responsibility for the adequacy or accuracy of the contents of this release.

CONTACT: TEL: 888-388-4636 Investor Relations

INTERNET: www.data-fortress.com

TSX:DFG

NASDAQ OTC: DFGRF

Management Agreement Signed with BCHosting.com and Assertive Technologies Ltd.

Feb 6, 2003

Mr. Rick Thomas President & CEO of Data Fortress Systems Group Ltd. ('DFG') reports further to the December 30, 2002 News Release describing the expiry of the standstill agreement with Assertive Technologies Inc. ('Assertive') and Open Source Technologies Inc., a technology services and solutions provider and owner of BChosting.com ('BChosting.com'), that it has concluded and signed a long term management agreement for all present and future clients of Assertive Technologies Ltd., dated January 29, 2003.

The Company and Assertive concluded that, while there was no acquisition fit between the Company and Assertive, it was in the best interests of Assertive clients if service on a management agreement was provided by the Company instead of Assertive. Transition of the entire customer base of Assertive into the Company's data center has been completed with twelve (12) new US customers, and average billings of approximately $30,000US per month. The Company earns, based on the executed management agreement ninety percent (90%) of these billings as gross revenue. 'This management agreement significantly increases the revenues of our data center, at the same time demonstrating our service levels to these new clients. The company is committed to the fundamentals of our business platform, and our goal of increasing shareholder value and revenues through ongoing sales activities, said Gordon Samson, Chief Financial Officer. 'Where appropriate the company will look to acquire enterprises that add direct value to the Company, but organic growth still remains our chief fundamental.'

About The Data Fortress Systems Group Ltd.

The Data Fortress Systems Group is a related mix of three subsidiary companies, Pacific Ram Distribution Ltd., Data Fortress Technologies Ltd. and Connect West Networks Ltd., collectively ('The Data Fortress Systems Group'). The companies in this group have been in business for over 11 years and collectively provide wholesale manufacturing of equipment ranging from PCs to high-end Servers, data center equipment, high-speed networking, data warehousing, data security, metropolitan area networks, Internet connectivity, data storage services, co-location and managed services. It owns a redundant 3.2-kilometer fibre optic ring in downtown Vancouver, connecting the Data Fortress data center directly to the Internet backbone. The individual companies complement each other and Assertive Technologies Ltd. by facilitating the acquisition of technology equipment at wholesale prices, providing access to a broader customer base, and creating an environment for the seamless sharing of employee resources.

Rick Thomas, President & CEO

This news release may contain forward-looking statements that involve risks and uncertainties, including the impact of competitive products and pricing and general economic conditions as they affect the Company's clients. Actual results and developments may therefore differ materially from those described in this release. No regulatory authority has reviewed nor accepted any responsibility for the adequacy or accuracy of the contents of this release.

CONTACT: TEL: 888-388-4636 Investor Relations

Internet: www.data-fortress.com

Management Discussion For The Quarter Ended September 30, 2002

Feb 7, 2003

1. Description of Business

As a consolidated entity Data Fortress Systems Group Ltd. ('DFG') is one of a few Canadian companies providing Information Technology services in a full service capacity, from the use of a proprietary fiber ring, to building the required equipment, DFG provides an end to end solution for it's customers. These services allow customers to connect their computer systems, or plug in, to the DFG network to store and access their data in much the same way they obtain and use electricity or a telephone service. DFG fully manned Network Operations centers control, 24 hours a day, 7 days a week. DFG has multiple upstream providers for Internet traffic as well as built in multiple redundancy built right in to it's own fibre optic network.

Managed services include storage and management of customers'primary data, tape back-up of data for archival and restoration purposes, and real time copies of customer data at remote sites. DFG also assesses, designs and implements customers'data storage environments, addressing customers'primary data needs as well as disaster recovery and business continuity plans. Customers include organizations that require large and rapidly growing volumes of data storage capacity and include established enterprises and Internet-based businesses in a wide range of industries, such as application service providers ('ASP'), communications, media, retail, wholesale distribution, health and education.

To deliver managed services and storage, a dedicated fiber optic network that connects the data center or storage point of presence, has been laid within the downtown core of Vancouver. This fiber optic ring connects DFG's data centre to the Internet backbone at Harbour Centre. DFG through a subsidiary has entered into an agreement with TeraSpan Networks Inc. ('TeraSpan'), who has installed a 24 strand, fully redundant ring of 'Surface Inlaid Fiber'exclusively for the Company. TeraSpan were selected as the vendor because they offered the fastest, most economical fiber deployment technology and techniques available. The fiber is laid approximately six inches under ground by creating a thin cut in the sidewalks and roadways in the downtown area. This deployment method is fast1, economical, and provides a fiber optic data network with a useful life of 20 to 30 years.

Active Wholly-owned subsidiary operations iaNett Internet Technologies Ltd., is a software development operation, specializing in search engine technology. ITT, has developed and is in the process of marketing a scalable Internet searching technology (the 'Search Engine') that permits full Internet search engine integration into websites. The Search Engine is designed to offer a highly expandable solution to Internet growth patterns by scaling to meet content requirements and user demand without sacrificing functionality or speed. The software can be easily and usefully adopted by any website. This wholly owned subsidiary continues to operate and market Internet related services.

AMENDED AND RESTATED

Data Fortress Technologies Ltd. ('Data Fortress') was founded in January of 2001 to provide customers with a secure environment and access to a fiber optic network. Data Fortress is one of the first companies of its kind in the Vancouver market to operate a collocation and managed server data center and storage facility.

In October 2001, Data Fortress completed the installation of a redundant 3.2-kilometer fiber optic cable ring within the downtown core of Vancouver. This fiber optic ring connects the Data Fortress data centre to the Internet backbone at Harbour Centre. Data Fortress now operates 7 Points of Presence in major downtown buildings, all operating at multiple Gigabit ethernet speeds providing redundancy, ultimate in speeds and security.

Pacific Ram Distribution Corp. produces a full line of the latest Personal Computers and Business Workstations, as well as Servers, to meet the ever-growing needs of its customers. The Company has suppliers including Panasonic, U.S. Robotics, Yamaha, Pioneer, Toshiba, Memorex, Epson, Hewlett-Packard, Fujitsu, Palm, Acer, Borderware and Canon. Pacific Ram Distribution Corp. ('Pacific Ram') was established in April of 1991 to become a computer manufacturer and systems integrator using the brand name 'Logic Computers'. The Company's operations are located in Richmond, British Columbia, Canada.

Over the past 11 years, Pacific Ram has successfully strengthened these strategic relationships with its suppliers. This has enabled the Company to provide its clients with service and commitment.

As the computer industry expands, the growth of Pacific Rim and European markets gives Canadian companies a larger role as computer manufacturers and system integrators. Pacific Ram has successfully established itself in both of these arenas with strong strategic partnerships and client service.

Connect West Networks Inc. ('Connect West') was established in May 2001 to respond to a 'Request for Proposals' from Simon Fraser University. In its response, Connect West presented the University with a unique and innovative solution, which incorporated many of its strategic partners.

A full agreement was executed on July 4, 2002, the full network was built and up and running on schedule, on budget by September 1, 2002. Connect West has now moved out of the construction phase and into the management phase providing superior customer service including on-site tech support and management.

2. Discussion of Operations

On September 3, 2002, the company changed its name from iaNett International Systems Ltd. to Data Fortress Systems Group Ltd.

The Company was formerly engaged in the business of providing integrated marketing web services, business development services and data warehousing services to both Internet and traditional businesses. By a share exchange agreement dated March 1, 2002 the Company agreed to acquire 100% of Data Fortress Technologies Group (2002) Inc. ('Data Fortress 2002'). The Company issued 30,000,000 common shares, subject to a Surplus Security Escrow Agreement, as consideration for Data Fortress 2002 shares. The Surplus Security Escrow Agreement, allows the release of shares on a time-released basis over the next six years. Data Fortress 2002 owns all the issued and outstanding shares of Data Fortress Technologies Ltd., Connect West Networks Ltd. and Pacific Ram Distribution Corp. These companies provide collocation and managed server hosting services, wholesale computer equipment sales, networking services and the operation of a redundant 3.2-kilometer fiber optic ring in downtown Vancouver. The transaction was approved by the shareholders on April 19, 2002, shares were issued and regulatory approval was obtained on August 30, 2002. The transaction had an effective date of August 30, 2002. The shares resulted in the recipients obtaining voting control of the Company, and the acquisition accounted for as a reverse take-over in accordance with Canadian Generally Accepted Accounting Principles.

In connection with the exchange agreement there was a finders fee of 1,500,000 common shares. The shares are subject to a Voluntary Pooling Agreement, which stipulates that 33.3% of the shares will be released upon completion of the transactions, 33.3% after eight months and the remaining 33.4% after twelve months.

3. Management Discussion and Analysis of Financial Information

The following discussion and analysis explains trends in the Company's financial condition and results of operations for the quarter ended September 30, 2002. These financial statements have been prepared in accordance with Section 1751 of the Chartered Accountants ('CICA') handbook. This discussion and analysis of the results of operations and financial condition of the Company should be read in conjunction with the financial statements contained in Schedule A and B to this report. Accounting policies and methods have not changed. Unless expressly stated otherwise, all references to dollar he amounts in this section are in Canadian dollars (in accordance with Canadian GAAP).

During the period September 2001 up to the RTO approval date of August 30, 2002, a related party company leased premises and was a reseller of computer inventory from the subsidiary, Pacific Ram Distribution Ltd. This related party company is controlled by the founders of Pacific Ram Distribution Ltd., Michael and C.K. Chong. The subsidiaries of Data Fortress Technologies (2002) Inc. where two of the subsidiary companies were subtenants of the related party company or a period of time and advanced funds to settle claims of master premise leases with termination of the leases of the related party company. All premises as at the RTO date have been consolidated to the Data Fortress data centre. Additionally amounts related to the re- selling of computer assets from Pacific Ram remain outstanding. Management has put in place a requirement for the related party company to settle these outstanding amounts with the Company over the next twelve months.

Results of Operations

During the period ended September 30, 2002, the Company had an operating loss of ($384,083) (2001: $49,306) including non-cash transactions from share issuance at a deemed value of $190,836 for a finder's fee, the sponsorship fee and accrued interest on a debenture settled with shares. The business combination has been accounted for using the purchase method of accounting and accordingly the results of operations of Data Fortress Technologies (2002) Inc. ('Data Fortress 2002') are included in the consolidated financial statements from the date of acquisition August 30, 2002 to this period ended September 30, 2002.

Although the operating loss increased significantly from the same period September 30, 2001 quarter, it is a reflection of the cumulative expenses of the legal parent for the entire quarter ended September 30, 2002, and the expenses of the consolidated legal subsidiary from the date of acquisition (August 30, 2002) to the quarter ended September 30, 2002. Operating costs while significantly increased from the same period ending September 30, 2001 are reflective of the consolidated results of operations of Data Fortress 2002. The operating costs also include $190,836 of non-cash expenses for the quarter reflecting the final related expenses to the reverse merger with Data Fortress 2002.

General and Administrative Costs

General and administrative costs for the quarter ended September 30, 2002 were $395,318.

These costs as stated reflect an increase over the previous quarter as a result of the August 30, 2002 acquisition approval date of Data Fortress 2002 and the consolidation of those costs of operations for the 30 day period ending September 30, 2002. Prior to the acquisition of Data Fortress 2002 and as reported in the Management Information Circular dated for the April 19, 2002 Special and Annual General Meeting General and Administrative costs were anticipated to be approximately $120,000 per month. This was predicated on certain levels of business being achieved beyond what was already being maintained. It was apparent during the summer months of 2002 prior to the RTO approval that targets were not going to be fully achieved and the acquired company, Data Fortress (2002) thru its subsidiaries took steps to streamline operations by laying-off nonessential staff in August and restricting travel and other sundry expenses including consolidating administrative offices with operating offices in the data center.

In doing so, the company Data Fortress 2002 for the month of September had General and administrative costs of approximately $63,000. A material difference from the estimate contained in the Management Information Circular of $120,000. However, the results for the month of September of Data Fortress 2002 brought them to within $13,000 of breakeven. New business continues to be booked and management expects that operations will be profitable again in the short term. Total General and Administrative costs $395,318 were made up of $120,000 for the Data Fortress 2002 entity, 191,000 of non-cash expenses and $73,000 for Data Fortress Systems Group Ltd. (formerly iaNett International Systems Ltd.) for the entire quarter. Data Fortress Systems Group Ltd. General and Administrative costs for the quarter also included approximately $30,000 of legal costs related to completion of the RTO. Management considers this a nonrecurring expense expects overhead to be approximately $20,000 per month.

On a consolidated basis this is a shortfall of approximately $33,000 for the month ($13,000 + $20,000). Management believes with new business being booked this will turn in the coming months to positive cash flow and reduce the current working capital deficiency over time.

Liquidity And Capital Resources

Cash reserves increased during the Company's quarter from $8,012 to $63,105. However, when netted against the two lines of credit of Data Fortress 2002 the net overdraft is ($122,725). No stock purchase warrants or stock options were exercised to provide cash and no debt instruments were negotiated during the period. During the quarter, the primary use of cash was to fund operations, settle debt, fund working capital, and purchase new capital items.

The Company's working capital deficiency ($257,514) has improved from September 30, 2001 ($484,205) due to finalization of the debt settlement and the closing of two private placements on October and November 2001.

Management believes cash flows will be sufficient from consolidated operations to fund the deficiency and will improve the Company's position over time.

4. Legal Proceedings

To the best of its knowledge, the Company is not subject to any active or pending legal proceedings or claims against it or any of its properties and all known actions have been settled or dismissed.

From time to time, the Company may become subject to claims and litigation generally associated with any business venture.

Tel: (604) 484-2088 Data Fortress Systems Group Ltd.

Asset Purchase Agreement signed with BCHosting.com and Assertive Technologies Ltd.

Mar 11, 2003

Mr. Rick Thomas President & CEO of Data Fortress Systems Group Ltd. ('DFG') reports further to the February 5, 2003 News Release describing a long term management agreement for all present and future clients of BCHosting.com and Assertive Technologies Ltd. ('Assertive'), dated January 29, 2003, that a further agreement to purchase the assets of Assertive, subject to TSX Venture Exchange ('TSX') approval has been executed as at February 25, 2003. The purchase price of $75,000 Cdn., for certain scheduled equipment is to be acquired in consideration of the issuance of 750,000 common shares at a deemed price of $0.10 being issued to Assertive. Mr. Rick Thomas stated, 'the purchase of these assets allows the Company to better service existing customers as well as provide additional infrastructure for our continuing growth. The acquisition of these assets is perfectly timed with our recent connection of two additional Points of Presence ('POP's') in Vancouver and Seattle as the Company becomes a true cross border (International) carrier of data. This effectively expands our fiber optic network and promotes the advantage of U.S. pricing of bandwidth.' The Company further announces that additional interconnect agreements have been executed providing multiple redundancies, with Big Pipe Inc. (Shaw Communications). World Com, Uunet, 360Networks and Global Crossings, providing further assurances to the 100% guaranteed up time.

About The Data Fortress Systems Group Ltd.

The Data Fortress Systems Group is a related mix of three subsidiary companies, Pacific Ram Distribution Ltd., Data Fortress Technologies Ltd. And Connect West Networks Ltd., collectively ('The Data Fortress Systems Group'). The companies in this group have been in business for over 11 years and collectively provide wholesale manufacturing of equipment ranging from PCs to high-end Servers, data center equipment, high-speed networking, data warehousing, data security, metropolitan area networks, Internet connectivity, data storage services, co-location and managed services. It owns a redundant 3.2-kilometer fibre optic ring in downtown Vancouver, connecting the Data Fortress data center directly to the Internet backbone. The individual companies complement each other by facilitating the acquisition of technology equipment at wholesale Assertive Technologies Ltd. prices, providing access to a broader customer base, and creating an environment for the seamless sharing of employee resources.

Rick Thomas, President & CEO

This news release may contain forward-looking statements that involve risks and uncertainties, including the impact of competitive products and pricing and general economic conditions as they affect the Company's clients. Actual results and developments may therefore differ materially from those described in this release. No regulatory authority has reviewed nor accepted any responsibility for the adequacy or accuracy of the contents of this release.

CONTACT: TEL: 888-388-4636 Investor Relations

INTERNET: www.data-fortress.com

Property-Asset Acquisition

Mar 24, 2003

Tier 2 Company

TSX Venture Exchange has accepted for filing Asset Purchase Agreement dated February 25, 2003 between Data Fortress Systems Groups Ltd. (the 'Company') and Assertive ('Assertive') Technologies Inc., whereby Assertive will transfer ownership of various computer equipment assets to the Company. In consideration, the Company will issue 750,000 common shares to Assertive.

TSX Accepted for Filing Asset Purchase Agreement with BCHosting.com and Assertive Technologies Ltd.

Mar 26, 2003

The TSX Venture Exchange ('TSX') has accepted for filing a Property-Asset Acquisition transaction previously announced March 11, 2003. In consideration of the equipment transferred from Assertive Technologies Ltd. ('Assertive'), the Company will issue

750,000 common shares at a deemed price of $0.10. The common shares issued are subject to a four-month hold period from the date of issuance.

Mr. Rick Thomas President & CEO of Data Fortress Systems Group Ltd. ('DFG') reports further that the acquired assets have facilitated and enabled a subsidiary (Data Fortress Technologies) of the Company to double its customer base over the last 60 days. Gross revenues have consequently tripled on a month-by-month basis as compared to the previous results of the subsidiary for the month of December 2002. Mr. Rick Thomas stated, 'putting these assets to work allows the Company to better service existing customers as well as provide additional infrastructure for our continuing growth. This subsidiary of the Company has now on a monthly basis moved beyond break even and is cash flow positive.

About The Data Fortress Systems Group Ltd.

The Data Fortress Systems Group is a related mix of three subsidiary companies, Pacific Ram Distribution Ltd., Data Fortress Technologies Ltd. And Connect West Networks Ltd., collectively ('The Data Fortress Systems Group'). The companies in this group have been in business for over 11 years and collectively provide wholesale manufacturing of equipment ranging from PCs to high-end Servers, data center equipment, high-speed networking, data warehousing, data security, metropolitan area networks, Internet connectivity, data storage services, co-location and managed services. It owns a redundant 3.2-kilometer fibre optic ring in downtown Vancouver, connecting the Data Fortress data center directly to the Internet backbone. The individual companies complement each other by facilitating the acquisition of technology equipment at wholesale prices, providing access to a broader customer base, and creating an environment for the seamless sharing of employee resources.

Rick Thomas, President & CEO

This news release may contain forward-looking statements that involve risks and uncertainties, including the impact of competitive products and pricing and general economic conditions as they affect the Company's clients. Actual results and developments may therefore differ materially from those described in this release. No regulatory authority has reviewed nor accepted any responsibility for the adequacy or accuracy of the contents of this release.

CONTACT: TEL: 888-388-4636 Investor Relations

Website: www.data-fortress.com